UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-51641

FARALLON RESOURCES LTD.
(Exact name of registrant as specified in its charter)

800 West Pender Street, Suite 428
Vancouver , British Columbia
Canada V6C 2V6
(604) 638-2050
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [X]	Rule 12h-6(d) [ ]
(for equity securities)	(for successor registrants)

Rule 12h-6(c) [ ]	Rule 12h-6(i) [ ]
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.

Farallon Resources Ltd. (the “Company”) first incurred the duty to file reports under Section 13(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or about January 31, 2006, being the date that was sixty days after it filed a Registration Statement on Form 20-F with the United States Securities and Exchange Commission (the “Commission”) to register its common shares, no par value (the “Common Shares”) under Section 12(g) of the Exchange Act. The Registration Statement on Form 20-F was initially filed with the Commission on December 2, 2005.

B.

The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and the corresponding rules of the Commission for the 12 months preceding the filing of this Form 15F, including its Annual Report on Form 40-F for the fiscal year ended June 30, 2008.

Item 2. Recent United States Market Activity

The Company has never sold its securities in the United States in an offering registered under the United States Securities Act of 1933, as amended (the “Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A.

The Company has maintained a listing of its Common Shares on the Toronto Stock Exchange (the “TSX”), the primary trading market (as defined in Rule 12h-6(f)) for the Common Shares, in Ontario, Canada (the “Primary Jurisdiction”).

B.

The date of the initial listing of the Common Shares on the TSX was October 30, 1997. The Common Shares have been listed on the TSX since such date. Thus, the Company has maintained a listing of the Common Shares for a period that is longer than the 12 months preceding the date of the filing of this Form 15F.

C.

To the best knowledge of the Company, for the period commencing on September 19, 2007 and ended on and including September 20, 2008 (the “Recent Trading Period”), the percentage of worldwide trading in the Common Shares that occurred in the Primary Jurisdiction was 95.5%, and as such the primary trading market is larger than the trading market for the Common Shares in the United States during the same period.

Item 4. Comparative Trading Volume Data

A.	The first day of the Recent Trading Period used to meet the requirements of Rule 12h-6(a)(4)(i) is September 19, 2007 and the last day of such Recent Trading Period is September 20, 2008.

B.	During the Recent Trading Period, the average daily trading volume of the Common Shares: (a) in the United States was 47,594 Common Shares, and (b) on a worldwide basis was 1,063,005 Common Shares.

C.

During the Recent Trading Period, the average daily trading volume of the Common Shares in the United States as a percentage of the average daily trading volume of the Common Shares worldwide was approximately 4.5%.

D.	The Company has not delisted the Common Shares from a national securities exchange or inter-dealer quotation system in the United States.

E.	The Company has not terminated a sponsored American depository receipt (ADR) facility regarding the Common Shares.

F.

The source of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is TSX Connect (Thomson One), an independent data service provider available to TSX listed companies with respect to both (a) the Common Shares traded on the TSX, and (b) the Common Shares traded in the United States on the OTC Bulletin Board.

Item 5. Alternative Record Holder Information

Not applicable

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. As required by Rule 12h-6(h), attached to this Form 15F as an exhibit is a news release disseminated by the Company on October 31, 2008 (the “News Release”), disclosing its intent to terminate its duty to file reports under Section 13(a) of the Exchange Act.

B. The News Release was disseminated in the United States via CNW Group.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in the Primary Jurisdiction on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) is the Company’s profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval at www.sedar.com.

PART III

Item 10. Exhibits

99.1	News Release dated October 31, 2008

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Farallon Resources Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Farallon Resources Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

FARALLON RESOURCES LTD.

By:	/s/ J.R.H. (Dick) Whittington
J.R.H. (Dick) Whittington
President and Chief Executive Officer

Dated: October 31, 2008